UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

May 2016 Up 5.7% Year over Year

Mexico City, June 2, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for May 2016 increased by 5.7% when compared to May 2015.

This announcement reflects comparisons between May 1 through May 31, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2015	May 2016	% Change
Cancún	516,114	566,070	9.7
Cozumel	8,693	10,652	22.5
Huatulco	42,878	46,421	8.3
Mérida	127,680	139,401	9.2
Minatitlán	21,475	19,314	(10.1)
Oaxaca	46,562	55,683	19.6
Tapachula	20,938	23,638	12.9
Veracruz	105,149	106,582	1.4
Villahermosa	101,922	97,146	(4.7)
Total Domestic	991,411	1,064,907	7.4

International
Airport	May 2015	May 2016	% Change
Cancún	1,100,031	1,155,113	5.0
Cozumel	33,067	26,995	(18.4)
Huatulco	1,719	1,563	(9.1)
Mérida	8,338	10,389	24.6
Minatitlán	892	814	(8.7)
Oaxaca	4,873	4,309	(11.6)
Tapachula	1,019	778	(23.7)
Veracruz	7,123	6,317	(11.3)
Villahermosa	4,068	3,501	(13.9)
Total International	1,161,130	1,209,779	4.2

ASUR - Page 1 of 2

Total
Airport	May 2015	May 2016	% Change
Cancún	1,616,145	1,721,183	6.5
Cozumel	41,760	37,647	(9.8)
Huatulco	44,597	47,984	7.6
Mérida	136,018	149,790	10.1
Minatitlán	22,367	20,128	(10.0)
Oaxaca	51,435	59,992	16.6
Tapachula	21,957	24,416	11.2
Veracruz	112,272	112,899	0.6
Villahermosa	105,990	100,647	(5.0)
ASUR Total	2,152,541	2,274,686	5.7

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR - Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 2, 2016